Mail Stop 6010

April 7, 2008

VIA U.S. MAIL AND FAX (952) 449-0442

Mr. Richard W. Wasielewski
Chief Financial Officer
1120 Wayzata Boulevard East
Suite 201
Wayzata, Minnesota 55391

> **Re: Nortech Systems Incorporated**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-13257**

Dear Mr. Wasielewski:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 27

Revenue Recognition, page 30

1.   We noted from your disclosure on page 4 that the majority of your revenue is derived
        from products built to the customer's design specifications. We also noted from your
        policy disclosure on page 30 that revenue for these products is recognized upon
        completion of the engineering process, usually upon initial shipment of the product.
        Please respond to the following:

        •   Please clarify exactly when revenue is recognized, either at the completion of the
            engineering process or upon shipment.
        •   Further, given the customization of your products please tell us if there are any
            customer acceptance provisions included in your sale agreements and the accounting
            implications thereof. For example, tell us if your customers have the right to test the
            equipment prior to accepting the product. In addition, tell us about any obligations
            you have, if any, subsequent to shipment.
        •   Finally, we note your disclosure that revenue is "usually" recognized upon initial
            shipment. Please tell us and revise future filings to describe those circumstances when
            revenue would be recognized at a different point in the sales process.

2.   In this regard, we see that you have multiple revenue generating activities, including the
        sale of products, value added services and technical support. Please tell us and revise
        future filings to disclose how EITF 00-21 impacts your revenue recognition for each type
        of revenue source.

3.   We see you also provide repair services. Tell us why this revenue is recognized upon
        shipment of related equipment to customers rather than as the services are performed.
        Note our concerns when preparing your revenue recognition disclosures in future filings.

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of
the Sarbanes-Oxley Act of 2002, Exhibit 32.1

4.   We noted that the certification provided pursuant to Section 906 of the Sarbanes-Oxley
        Act does not include a date. Please amend your filing to appropriately include a signed
        and dated certification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant